UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

July 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
Check the Appropriate Box if a Member of a Group
2	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 30,681,266
		8	Shared Voting Power 0
		9	Sole Dispositive Power 30,681,266
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Golden Meditech Holdings Limited
Check the Appropriate Box if a Member of a Group (See Instructions)
2	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 30,681,266
		8	Shared Voting Power 0
		9	Sole Dispositive Power 30,681,266
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Bio Garden Inc.
Check the Appropriate Box if a Member of a Group
2	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 6,529,312
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 6,529,312
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,529,312
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1	Name of Reporting Persons Yuen Kam
Check the Appropriate Box if a Member of a Group
2	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 9,166,351
		8	Shared Voting Power 6,555,301
		9	Sole Dispositive Power 9,166,351
		10	Shared Dispositive Power 6,555,301
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,721,652
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 17.7%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 11 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”) and Yuen Kam (“Mr. Kam”, together with GM Stem Cells, Golden Meditech and Bio Garden, the “Reporting Persons”).

This Amendment No. 11 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015 and May 8, 2015 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to an underwriting agreement (the “Underwriting Agreement”), dated as of July 27, 2015, between Golden Meditech and Bio Garden, Golden Meditech proposed to raise not less than approximately HK$986 million, before expenses, by issuing not less than 985,604,649 new ordinary shares of Golden Meditech (the “Offer Shares”) and not more than approximately HK$1,162 million, before expenses, by issuing not more than 1,161,657,383 Offer Shares by way of an open offer (the “Open Offer”) on the basis of one (1) Offer Share for every two (2) existing ordinary shares of Golden Meditech at the subscription price of HK$1.00 per Offer Share payable in full on application. The estimated net proceeds from the Open Offer will not be less than approximately HK$960 million and not more than approximately HK$1,136 million (after deducting the commission and expenses in relation to the Open Offer). Bio Garden will act as the sole underwriter for Golden Meditech in the Open Offer.

Golden Meditech currently intends to apply all the net proceeds from the Open Offer for the purchase of the KKR Note, the Magnum Note, the CGL Note and the CGL Sale Shares.

The completion of the Open Offer is conditional upon, among other things, (i) the Executive Director of the Securities and Futures Commission of Hong Kong have granted a whitewash waiver (the “Whitewash Waiver”), (ii) the passing of the necessary resolutions approving the Open Offer, the Underwriting Agreement and the Whitewash Waiver, and (iii) the listing committee of The Stock Exchange of Hong Kong Limited granting an approval for the listing of, and permission to deal in, the Offer Shares.

The description of the Underwriting Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the Underwriting Agreement, a copy of which is attached hereto as Exhibit 18 and is incorporated by reference in its entirety into this Item 3.

Item 4.        Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Underwriting Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 5.        Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of the date of this Amendment No. 11.

Name	Shares Beneficially Owned	Percentage of Total(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
GM Stem Cells	30,681,266	38.3%	30,681,266	—	30,681,266	—
Golden Meditech(2)	30,681,266	38.3%	30,681,266	—	30,681,266	—
Bio Garden(3)	6,529,312	8.2%	—	6,529,312	—	6,529,312
Mr. Kam(4)	15,721,652	17.7%	9,166,351	6,555,301	9,166,351	6,555,301

(1) As disclosed in the Form 20-F of the Company filed with the SEC on July 31, 2014, the Company had 73,003,248 Ordinary Shares outstanding as of March 31, 2014. In addition, as disclosed in the Schedule 13D filed with the SEC by Magnum Opus International (PTC) Limited on February 10, 2015, the Company issued an additional 7,080,000 Ordinary Shares on December 15, 2014 pursuant to its restricted share unit scheme.

(2) Includes 30,681,266 Ordinary Shares held by GM Stem Cells.

(3) Includes 6,529,312 of the 30,681,266 Ordinary Shares beneficially owned by Golden Meditech. Bio Garden beneficially owns 21.281103% of the ordinary shares of Golden Meditech assuming the exercise of vested warrants held by Bio Garden to purchase additional ordinary shares of Golden Meditech.

(4) Includes (i) 357,331 Ordinary Shares held by Mr. Kam, (ii) 6,555,301 of the 30,681,266 Ordinary Shares beneficially owned by Golden Meditech, and (iii) 8,809,020 Ordinary Shares issuable upon conversion in full of the Magnum Note held by Magnum, a company wholly owned by Mr. Kam. Mr. Kam beneficially owns 21.365809% of the ordinary shares of Golden Meditech assuming the exercise of vested share options held by Mr. Kam and warrants held by Bio Garden to purchase additional ordinary shares of Golden Meditech.

The beneficial ownership of the ordinary shares of Golden Meditech of Mr. Kam and Bio Garden will increase if any shareholder of Golden Meditech who is eligible to participate in the Open Offer does not take up its Offer Shares under the Open Offer.

It is currently estimated that Golden Meditech will acquire beneficial ownership of (i) an additional 22,903,454 Ordinary Shares following the completion of the sale of the KKR Note under the Purchase Agreement and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the GM Note, (ii) an additional 16,123,035 Ordinary Shares following the completion of the sale of the CGL Sale Shares and the CGL Note under the CGL Purchase Agreement and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the CGL-GM Note, and (iii) an additional 8,809,020 Ordinary Shares following the completion of the sale of the Magnum Note under the Magnum Purchase Agreement and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the Magnum-GM Note. Accordingly, following the completion of the transactions described in each of (i), (ii) and (iii) above, Golden Meditech will beneficially own an aggregate of 78,516,775 Ordinary Shares, representing approximately 65.1% of the outstanding Ordinary Shares of the Company (based on (a) 80,083,248 Ordinary Shares currently outstanding, (b) the issuance of an additional 22,903,454 Ordinary Shares upon conversion in full of the GM Note, (c) the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the CGL-GM Note, and (d) the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the Magnum-GM Note).

Mr. Kam Yu Kong currently owns 282,193 Ordinary Shares and Ms. Ting Zheng currently owns 1,071,994 Ordinary Shares. Except as disclosed in this Schedule 13D, to the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule A to Amendment No. 8 to Schedule 13D (“Schedule A”) beneficially owns any Ordinary Shares.

Due to the nature of the transactions described in this Schedule 13D, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. Except as disclosed in this Schedule 13D, each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Reporting Persons or any other person.

The description of the Purchase Agreement, CGL Purchase Agreement, the Magnum Purchase Agreement and the Underwriting Agreement in Item 3 is incorporated herein by reference in its entirety.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares beneficially owned by the Reporting Persons, or to the best knowledge of each of the Reporting Persons, beneficially owned by the persons listed on Schedule A.

(e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Underwriting Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 7.        Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description

18	Underwriting Agreement, dated as of July 27, 2015, between Golden Meditech and Bio Garden.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2015

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam